# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verint Systems Inc., CIK 0001166388
CUSIP: 92343X100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 225 BROADHOLLOW ROAD, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 08/24/2025
Filed by CIK 0001811965
Persons authorized to receive notices and communications: Jason Wright, Valor Buyer LP, c/o Apax Partners US, LLC, 601 Lexington Avenue, 53rd Floor, New York, New York (NY), 10022, (212) 753-6300; Leo M. Greenberg, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Joshua N. Korff, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Ross M. Leff, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Abhishek Kolay, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Valor Buyer LP (CIK 0001811965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,477,625; sole dispositive power 0; shared dispositive power 9,477,625; aggregate amount beneficially owned 9,477,625 (13.61% of the class)
  Comment: The reported amounts have been calculated based upon the Common Stock issuable upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25 ("Issuable Common Shares").
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.
- Valor Buyer GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,477,625; sole dispositive power 0; shared dispositive power 9,477,625; aggregate amount beneficially owned 9,477,625 (13.61% of the class)
  Comment: The reported amounts have been calculated based upon Issuable Common Shares upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25.
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.
- Valor Topco Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,477,625; sole dispositive power 0; shared dispositive power 9,477,625; aggregate amount beneficially owned 9,477,625 (13.61% of the class)
  Comment: The reported amounts have been calculated based upon Issuable Common Shares upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25.
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.
- Apax X GP Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,420,127; sole dispositive power 0; shared dispositive power 9,420,127; aggregate amount beneficially owned 9,420,127 (13.53% of the class)
  Comment: The reported amounts have been calculated based upon Issuable Common Shares upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25.
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.
- Apax X GP S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 57,498; sole dispositive power 0; shared dispositive power 57,498; aggregate amount beneficially owned 57,498 (0.08% of the class)
  Comment: The reported amounts have been calculated based upon Issuable Common Shares upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25.
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,477,625; sole dispositive power 0; shared dispositive power 9,477,625; aggregate amount beneficially owned 9,477,625 (13.61% of the class)
  Comment: The reported amounts have been calculated based upon Issuable Common Shares upon conversion of (i) 200,000 Series A Preferred Stock held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Preferred Stock held by Valor Buyer LP, assuming a conversion price of $50.25.
  
  The reported percentage is calculated based on 60,160,405 shares of Common Stock outstanding as of May 15, 2025 (as disclosed in the Form 10-Q filed by the Issuer on June 4, 2025) plus the 9,477,625 Issuable Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Verint Systems Inc.
Address of issuer's principal executive offices: 225 BROADHOLLOW ROAD, MELVILLE, New York (NY), 11747
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the SEC on May 18, 2020, as amended by Amendment No. 1 filed with the SEC on June 12, 2020, and as amended by Amendment No. 2 filed with the SEC on April 9, 2021 (the "Schedule 13D"). Unless otherwise set forth herein, the disclosures set forth in the Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

Voting Agreement

On August 24, 2025, the Issuer, Calabrio, Inc., a Delaware corporation ("Parent") and Viking Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the "Merger"). In connection with the transactions contemplated by the Merger Agreement, on August 24, 2025, Valor Buyer LP, in its capacity as a stockholder of the Issuer, entered into a Voting and Support Agreement (the "Voting Agreement"), with Parent and the Issuer. Under the Voting Agreement, Valor Buyer LP has committed to vote its shares of Preferred Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and against (i) any action, proposal, transaction or agreement that, to its knowledge, would reasonably be expected to result in any condition set forth in Article VII of the Merger Agreement not being satisfied and (ii) any competing transaction or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere or materially and adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Voting Agreement also includes certain restrictions on transfer of the shares of Preferred Stock held by Valor Buyer LP and its controlled affiliates. The Voting Agreement terminates in certain circumstances, including in connection with the Issuer's termination of the Merger Agreement in order to accept a superior proposal, or upon a change in recommendation in the event of an Intervening Event (as defined in the Merger Agreement).

The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, filed herewith as Exhibit 9 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference at the end thereof the information set forth in Item 4 of this Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement, dated as of April 9, 2021 incorporated by reference into this Schedule 13D

Exhibit 9 Voting and Support Agreement, dated August 24, 2025, by and between Verint Systems Inc., Calabrio, Inc. and Valor Buyer LP

## Signatures
- Valor Buyer LP: /s/ Jason Wright, Jason Wright / President (08/25/2025)
- Valor Buyer GP LLC: /s/ Jason Wright, Jason Wright / President (08/25/2025)
- Valor Topco Limited: /s/ Mark Babbe, Mark Babbe / Director (08/25/2025)
- Apax X GP Co. Limited: /s/ Jeremy Latham - /s/ Mark Despres, Jeremy Latham / Director - Mark Despres / Company Secretary (08/25/2025)
- Apax X GP S.a.r.l.: /s/ Geoffrey Limpach - /s/ Pedro Neves, Geoffrey Limpach / Class A Manager - Pedro Neves / Class A Manager (08/25/2025)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: /s/ Jeremy Latham, Jeremy Latham / Director (08/25/2025)
Comment: Valor Buyer LP By: Valor GP LLC Its: General Partner,

Apax X GP S.a r.l., in its capacity as Managing General Partner of APAX X EUR SCSp,

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell Limited